UNITED STATES
SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

RF Industries, Ltd.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

749552105

(CUSIP Number)

Mark Holdsworth
140 S. Lake Ave., Suite 304
Pasadena, CA 91101
(626) 765-9950

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 12, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 749552105

1.	NAME OF REPORTING PERSON
Mark Keith Holdsworth
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
78,662 (1)
	8.	SHARED VOTING POWER
629,352 (2)
	9.	SOLE DISPOSITIVE POWER
78,662 (1)
	10.	SHARED DISPOSITIVE POWER
629,352 (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
708,014
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.9% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1) The shares of common stock, $0.01 par value per share, of the Issuer (the “Common Stock”) reported herein for which Mark Holdsworth has sole voting and dispositive power are held in his personal account or by The Holdsworth Family Living Trust (the “Trust”). Mr. Holdsworth serves as the trustee of the Trust.

(2) The shares of Common Stock reported herein for which Mr. Holdsworth has shared voting and dispositive power are held directly by THG Securities Fund, L.P. (the “Fund”). Mr. Holdsworth is the founder of The Holdsworth Group, LLC, which is a managing member of THG Securities Advisors, LLC (the “Manager”), the general partner and the investment manager of the Fund, and, in such capacity, Mr. Holdsworth exercises voting and investment power over all of the shares held by the Fund and may be deemed to be a beneficial owner of these shares.

(3) Percent of class beneficially owned is calculated based on 10,291,067 shares of Common Stock outstanding as of March 10, 2023, as reported by the Issuer in the Form 10-Q for the quarterly period ended January 31, 2023 as filed with the SEC on March 13, 2023.

CUSIP No.: 749552105

1.	NAME OF REPORTING PERSON
Zachary Levenick
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
12,550 (1)
	8.	SHARED VOTING POWER
629,352 (2)
	9.	SOLE DISPOSITIVE POWER
12,550 (1)
	10.	SHARED DISPOSITIVE POWER
629,352 (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
641,902
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.2% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1) The shares of Common Stock reported herein for which Zachary Levenick has sole voting and dispositive power are held in his personal account.

(2) The shares of Common Stock reported herein for which Mr. Levenick has shared voting and dispositive power are held directly by the Fund. Mr. Levenick is a member of the Manager, the general partner and the investment manager of the Fund, and, in such capacity, Mr. Levenick exercises voting and investment power over all of the shares held by the Fund and may be deemed to be a beneficial owner of these shares.

(3) Percent of class beneficially owned is calculated based on 10,291,067 shares of Common Stock outstanding as of March 10, 2023, as reported by the Issuer in the Form 10-Q for the quarterly period ended January 31, 2023 as filed with the SEC on March 13, 2023.

CUSIP No.: 749552105

1.	NAME OF REPORTING PERSON
THG Securities Advisors, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
629,352 (1)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
629,352 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
629,352 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.1% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, IA

(1) The shares of Common Stock reported herein are held directly by the Fund. The Manager is the general partner and investment manager of the Fund and, in such capacity, exercises voting and investment power over all of the shares held by the Fund and may be deemed to be the beneficial owner of these shares.

(2) Percent of class beneficially owned is calculated based on 10,291,067 shares of Common Stock outstanding as of March 10, 2023, as reported by the Issuer in the Form 10-Q for the quarterly period ended January 31, 2023 as filed with the SEC on March 13, 2023.

CUSIP No.: 749552105

1.	NAME OF REPORTING PERSON
THG Securities Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

	8.	SHARED VOTING POWER
629,352
	9.	SOLE DISPOSITIVE POWER

	10.	SHARED DISPOSITIVE POWER
629,352

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
629,352
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.1% (1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Percent of class beneficially owned is calculated based on 10,291,067 shares of Common Stock outstanding as of March 10, 2023, as reported by the Issuer in the Form 10-Q for the quarterly period ended January 31, 2023 as filed with the SEC on March 13, 2023.

This amendment No. 2 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed with the SEC on December 31, 2021, as amended by the amendment no. 1 filed with the SEC on April 18, 2023 (collectively, the “Prior Schedule 13D”), by THG Securities Fund, L.P. (the “Fund”), THG Securities Advisors, LLC (the “Manager”), Mark Holdsworth, and Zachary Levenick (collectively with the Fund, the Manager and Mr. Holdsworth, the “Reporting Persons”) relating to the common stock, $0.01 par value per share (“Common Stock”), of RF Industries, Ltd., a Nevada corporation (the “Issuer”).

ITEM 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

(a)	As of the date of this filing, each Reporting Person’s beneficial ownership of the Common Stock is as follows:

Fund:	629,352	6.1%
Manager:	629,352	6.1%
Zachary Levenick:	641,902	6.2%
Mark Holdsworth:	708,014	6.9%

For purposes of this Schedule 13D, the percent of class beneficially owned is calculated based on 10,291,067 shares of Common Stock outstanding as of March 10, 2023, as reported by the Issuer in the Form 10-Q for the quarterly period ended January 31, 2023 as filed with the SEC on March 13, 2023.

(b)	As of the date of this filing, each Reporting Person has the following voting power and dispositive power with respect to the reported securities:

The Fund and the Manager:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 629,352

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 629,352

Zachary Levenick:

(1) Sole Voting Power: 12,550

(2) Shared Voting Power: 629,352

(3) Sole Dispositive Power: 12,550

(4) Shared Dispositive Power: 629,352

Mark Holdsworth:

(1) Sole Voting Power: 78,662

(2) Shared Voting Power: 629,352

(3) Sole Dispositive Power: 78,662

(4) Shared Dispositive Power: 629,352

(c)	Below are the transactions effected by the Reporting Persons in the Issuer’s securities during the past 60 days. Each of the transactions was effected as an open-market transaction through the Reporting Person’s broker-dealers.

Reporting Person	Trade Date	Amount of Shares	Price Per Share
THG Securities Fund, L.P.	3/15/2023	24,454	$4.060678
THG Securities Fund, L.P.	3/16/2023	10,000	$4.09468
THG Securities Fund, L.P.	3/17/2023	5,000	$4.2014
THG Securities Fund, L.P.	3/20/2023	13,352	$4.2436
THG Securities Fund, L.P.	3/22/2023	2,544	$4.149
THG Securities Fund, L.P.	3/28/2023	1,000	$4.1962
THG Securities Fund, L.P.	3/29/2023	100	$4.25
THG Securities Fund, L.P.	3/30/2023	2,227	$4.2157
THG Securities Fund, L.P.	3/31/2023	19,521	$4.3307
THG Securities Fund, L.P.	4/11/2023	10,000	$4.1903
THG Securities Fund, L.P.	4/12/2023	1,920	$4.188542
THG Securities Fund, L.P.	4/13/2023	1,182	$4.199992
THG Securities Fund, L.P.	4/14/2023	200	$4.25

(d)	Except as disclosed in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Fund Shares.

(e)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 24, 2023

THG Securities Fund, L.P.

By:	THG Securities Advisors, LLC
Its:	General Partner

By:	The Holdsworth Group, LLC
Its:	Managing Member

By:	/s/Mark Holdsworth
Title: Managing Member

THG Securities Advisors, LLC

By:	The Holdsworth Group, LLC
Its:	Managing Member

By:	/s/Mark Holdsworth
Title: Managing Member

/s/Mark Holdsworth
Mark Holdsworth

/s/ Zachary Levenick
Zachary Levenick